

August 12, 2010

Mr. Kenneth R. Burk
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> Re: **Tutor Perini Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-6314**

Dear Mr. Burk:

We have reviewed your response letter dated July 19, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, page 34

1. We note your response to our prior comment one. Please provide us with a more specific and comprehensive discussion regarding how you determined it was appropriate to aggregate all of the business units in your Building Group into a single reporting unit.

2. We note your response to our prior comment two. Please provide us with a more specific and comprehensive discussion regarding how you have assessed the control premium in comparing the difference between your market capitalization and book value. In addition, please further explain how you have considered the duration and severity of your decline in market capitalization.

3. We note your response to our prior comments three and four. Please provide us with a more specific and comprehensive discussion regarding how you concluded that the fair value of each of your reporting units exceeded the carrying value. In

this regard, we note that the revenues and backlog in your Building segment have decreased substantially. At December 31, 2008, you disclosed that the backlog in the Building segment was $5.7 billion while you disclosed that it was $3.0 billion at June 30, 2010. While we understand that part of the decrease is driven by certain projects as well as a focus on opportunities in the Civil segment, please discuss further how you determined that the projected future cash flows of your Building segment support the current value. In addition, while we note you have identified more opportunities in your Civil segment, please discuss further how you have concluded that the future cash flows from this segment support the current value. It appears that some of the projects driven by stimulus funding may only have a short term impact.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief